Exhibit 21

SUBSIDIARIES OF ADTRAN, INC.

December 31, 2008

Name of Subsidiary	Country or State of Incorporation
ADTRAN Networks, Pty. Ltd.	Australia
ADTRAN Asia-Pacific, Inc.	Delaware
ADTRAN Networks Hong Kong Limited	Hong Kong
ADTRAN Europe Limited	United Kingdom
ADTRAN Canada, Inc.	Canada
ADTRAN Networks S.A. de C.V.	Mexico
ADTRAN Singapore Pte. Ltd.	Singapore